UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

FORM 10SB/A
AMENDMENT No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS

ISSUERS UNDER SECTION 12(B) OR 12(G)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-52764

BEAUTY BRANDS GROUP, INC.
(Exact name of Registrant as specified in its charter)

FLORIDA	59-1213720
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Jericho Quadrangle, Suite 335, Jericho, New York 11753
Address of principal executive offices

Registrant’s telephone number, including area code:  516-939-9400

Securities registered pursuant to Section 12(b) of the Act:  NONE

Securities registered pursuant to Section 12(g) of the Act: $0.10 Par Value Common Stock

Indicate by check mark if the registrant is a Shell company (as defined by Rule 12b-2 of the Exchange Act).  [X] Yes     [   ] No

BEAUTY BRANDS GROUP, INC.

Form 10-SB/A - Index

For the Fiscal Year Ended December 31, 2006

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this Registration Statement that do not relate to present or historical conditions are “forward-looking statements” within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Our ability to predict projected results or the effect of events on our operating results is inherently uncertain. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those discussed in this document. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to: (i) industry competition, conditions, performance and consolidation, (ii) legislative and/or regulatory developments, (iii) the effects of adverse general economic conditions, both within the United States and globally, (iv) any adverse economic or operational repercussions from terrorist activities, war or other armed conflicts and (v) other factors described under “Risk Factors” below.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

PART I

Beauty Brands Group, Inc. is filing this Registration Statement on Form 10-SB under the Securities Exchange Act of 1934, as amended (this “Registration Statement”) on a voluntary basis to provide current public information to the investment community. In this Registration Statement, “the Company,” “we”, “us” and “our” refer to Beauty Brands Group, Inc.

Item 1.	DESCRIPTION OF BUSINESS

General

BEAUTY BRANDS GROUP, INC. ("We", "Us" or the "Company") is a Florida corporation and was incorporated in 1968 as “Chemair Corporation of America.”  In February 1983, the Company changed its name to Beauty Brands Group, Inc.

The Company is now considering business opportunities for merger or acquisition that might create value for its shareholders.  We have no day-to-day operations.  Our officers and directors devote limited time and attention to the affairs of the Company.

Selection of a Business

Management has adopted a conservative policy of seeking opportunities that it considers to be of exceptional quality. Therefore, we may have to wait some time before consummating a suitable transaction. Management recognizes that the higher the standards it imposes upon us, the greater may be its competitive disadvantage when vying with other acquiring interests or entities.

The Company does not intend to restrict its consideration to any particular business or industry segment. Due to our lack of financial resources, the scope and number of suitable business ventures is limited. We are therefore most likely to participate in a single business venture. Accordingly, the Company may not be able to diversify and may be limited to one merger or acquisition. The lack of diversification would prevent us from offsetting losses from one business opportunity against profits from another.

The decision to participate in a specific business opportunity will be made upon management’s analysis of the quality of the opportunity’s management and personnel, the anticipated acceptability of products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. Further, it is anticipated that the historical operations of a specific venture may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be partially dependent upon the management of any given business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of required changes.

Since we may participate in a business opportunity with a newly organized business or with a business which is entering a new phase of growth, it should be emphasized that the Company may incur risk due to the failure of the target’s management to have proven its abilities or effectiveness, or the failure to establish a market for the target’s products or services, or the failure to realize profits.

The Company will not acquire or merge with any company for which audited financial statements cannot be obtained. Management anticipates that any opportunity in which we participate will present certain risks. Many of these risks cannot be adequately identified prior to selection of a specific opportunity. Our shareholders must therefore depend on the ability of management to identify and evaluate such risks. Further, in the case of some of the opportunities available to us, it may be anticipated that some of such opportunities are yet to develop as going concerns or that some of such opportunities are in the development stage in that same have not generated significant revenues from principal business activities prior to our participation.

Acquisition of Business

Implementation of a structure for any particular business acquisition may involve a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. The Company may also purchase stock or assets of an existing business. On the completion of a transaction, it is possible that present management and shareholders of the Company would not remain in control of the Company. Further, our officers and directors may, as part of the terms of any transaction, resign, to be replaced by new officers and directors without a vote of our shareholders.

We anticipate that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. However, in certain circumstances, as a negotiated element of any transaction, the Company may agree to register securities either at the time a transaction is consummated, under certain conditions, or at a specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to a business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called “tax-free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

Our due diligence process will likely require that management meet personally with the personnel involved in any given transaction, visit and inspect material facilities, obtain independent analysis or verification of the information provided, check references for management and key persons, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise.

The manner in which we participate in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the our relative negotiating strengths. Negotiations that involve mergers or acquisitions will focus on the percentage of the Company that the target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company’s assets and liabilities, our shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by our current shareholders.

Operation of Business After Acquisition

The Company’s operation following its merger with, or acquisition of a business will be dependent on the nature of the business and the interest acquired. We are unable to determine at this time whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. We may expect that any future business will present various challenges that cannot be predicted at the present time.

RISK FACTORS

You should carefully consider the risk factors discussed below as well as other information contained in this Registration Statement. The risks discussed below, together with all of the other information in this Registration Statement, including the consolidated financial statements and the related notes appearing herein, any of which could materially affect our business, financial conditions or results of operations, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially and adversely affect our business, financial condition and results of operations

We Incurred Losses for the Years Ended December 31, 2006 and 2005 and May Not Become a Profitable Enterprise.

We incurred an operating loss of approximately $1,540,603 for the year ended December 31, 2006 and approximately $47,500 for the year ended December 31, 2005. Our profitability is dependent upon management’s ability to identify a business acquisition and thereafter generate revenues and develop profitable operations. There can be no assurances that we will achieve our goal of profitable operations.

We Incurred Losses for the Six Months Ended June 30, 2007 and June 30, 2006 and May Not Become a Profitable Enterprise.

We incurred an operating loss of approximately $1,250 for the six months ended June 30, 3006 and approximately $1,667 for the six months ended June 30, 2006.  As stated above, our profitability is dependent upon management’s ability to identify a business acquisition and thereafter generate revenues and develop profitable operations. There can be no assurances that we will achieve our goal of profitable operations.

Government Regulation

The Company cannot anticipate the government regulations, if any, to which we may be subject until it has acquired an interest in a business. The use of assets to conduct a business that the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. Our selection of a business in which to acquire an interest will include an effort to ascertain, to the extent of the limited resources of the Company, the effects of any government regulation on the prospective business of the Company. However, in certain circumstances, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation.

Competition

We may be involved in intense competition with other business entities, many of which will likely have a competitive edge over us by virtue of their stronger financial resources and prior experience in business. The Company can provide no assurance that it will be successful in obtaining a suitable business opportunity.

Marketability

As we currently are not involved in selling products or services, there can be no assurance that we will be successful in marketing any such products or services or whether a market will develop.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

We currently have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Research and Development

We spent no amounts on research and development activities during each of the last two fiscal years.

Employees

The Company currently has no employees.  Management uses consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future.

Currently, the Registrant has no operating business.  It is the intention of the current management to locate a new business opportunity, either by acquisition of assets, stock or as a result of a merger.

We Will Incur Increased Costs as a Result of Becoming a Reporting Company

Following the effectiveness of this Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations. Management may have to engage in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting. Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company. We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business.

Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions, and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage. As a result, we may find it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers.

If Our Common Stock is Subject to the SEC’s Penny Stock Rules, Broker-Dealers May Experience Difficulty in Completing Customer Transactions and Trading Activity in Our Securities May be Adversely Affected

A penny stock is generally defined under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is an national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association (including Nasdaq) that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our transaction price is currently less than five dollars. Therefore, if we have net tangible assets of $5,000,000 or less, transactions in the Common Stock may become subject to the “penny stock” rules promulgated under the Exchange Act. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination  approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. If our Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2007, to include in our annual reports on Form 10-KSB, our management’s report on internal control over financial reporting and, beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2008, the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We are in the process of preparing an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We May Issue Additional Shares of Common Stock or Other Securities Which Could Dilute the Value of Our Stockholders’ Securities.

Certain events over which stockholders have no control could result in the issuance of additional shares of our Common Stock, which could dilute the value of an individual stockholder’s ownership in the Company. We may issue additional shares of Common Stock or other securities:

To raise additional capital;
Upon the exercise or conversion of outstanding options and stock purchase warrants;

In connection with loans or other capital raising transactions; or

In connection with acquisitions of other businesses or assets.

Our Common Stock Has a Very Limited Trading Market.

Our Common Stock is traded on the over-the-counter Pink Sheets LLC electronic quotation service, an inter-dealer quotation system that provides significantly less liquidity than the NASDAQ stock market or any other national securities exchange. In addition, trading in our Common Stock has historically been extremely limited. This limited trading adversely affects the liquidity of our Common Stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, there could be a larger spread between the bid and ask prices of our Common Stock and you may not be able to sell shares of our Common Stock when or at prices you desire.

We Do Not Intend To Pay Dividends.

We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends to our stockholders in the foreseeable future.

Item 2.	MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND PLAN AND RESULTS OF OPERATION

This management’s Plan of Operation and Results of Operations and other parts of this report contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsections entitled “Forward-Looking Statements and Factors That May Affect Future Results and Financial Condition” below and the subsection entitled “Risk Factors” above. The following discussion should be read in conjunction with our financial statements and notes thereto included in this report. All information presented herein is based on our fiscal year ended December 31, 2006.

Plan of Operation

The Company’s plan of operation for the coming year is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits.

The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in any transaction, as of the date of this filing.

Results of Operations

During the year ended December 31, 2006 and for the six months ended June 30, 2007, the Company’s operations were limited to seeking to identify prospective business opportunities.

We do not expect to generate revenues within the next twelve months of operation or ever, since we have yet to acquire a favorable business opportunity, which opportunity if acquired, may or may not produce revenue.

For the current fiscal year, the Company anticipates incurring a loss as a result of administration expenses, accounting costs, and expenses associated with maintaining its disclosure obligations under the Exchange Act of 1934, as amended (“Exchange Act”). Since we do not anticipate generating any revenues in the near term we will continue to operate at a loss.

Net Loss

For the years ended December 31, 2006 and 2005, the Company recorded an operating loss of $1,540,603 and $47,500, respectively.  For the six month periods ending June 30, 3007 and June 30, 2006, we incurred operating losses of approximately $1,250 and $1,667, respectively.  The Company’s operating loss is attributable to general and administrative expenses. The general and administrative expenses include stock based compensation, accounting costs, and costs associated with the preparation of disclosure documentation in connection with registration pursuant to the Exchange Act of 1934 as well as costs associated with the Company’s search for a suitable business opportunity.  We did not generate any revenues during this period.

We expect to continue to operate at a loss through fiscal 2007 and due to the nature of the Company’s search for a suitable business opportunity cannot determine whether we will ever generate revenues from operations.

Capital Expenditures

The Company expended no amounts on capital expenditures for the years ended December 31, 2006 and 2005 and for the six months ended June 30, 2007.

 Capital Resources and Liquidity

The Company had no assets as of December 31, 2006 or as of June 30, 2007.  Stockholders’ deficit in the Company was $(13,415) at December 31, 2006 . The Company since inception, has experienced significant changes in liquidity, capital resources and shareholders’ equity.

The Company had negative cash flows from operations of $13,788 and $40,000 for the years ended December 31, 2006 and 2005, respectively. Shareholders of the Company paid expenses totaling $53,788 for the period from January 1, 2005 to December 31, 2006, including accounting, administration, consulting and professional fees.

The Company had negative cash flows from operations of $14,665 for the six months ended June 30, 2007 and had cash flows from financing activities of $14,665 for the six months ended June 30, 2007.

The Company had cash flows from financing activities of $13,788 and $40,000 for the years ended December 31, 2006 and 2005, respectively.

The Company’s current assets are insufficient to conduct its plan of operation over the next twelve (12) months and it will have to seek debt or equity financing to fund minimum operations. The Company has no current commitments or arrangements with respect to, or immediate sources of funding. Further, no assurances can be given that funding, if needed, would be available or available to the Company on acceptable terms. The Company’s shareholders would be the most likely source of new funding in the form of loans or equity placements though none have made any commitment for future investment and the Company has no agreement formal or otherwise. The Company’s inability to obtain funding would have a material adverse affect on its plan of operation.

The Company has no current plans for the purchase or sale of any plant or equipment.

The Company has no employees and has no current plans to make any changes in the number of employees.

The Company has no defined benefit plan or contractual commitment with any of its officers or directors.

 Forward Looking Statements and Factors That May Affect Future Results and Financial Condition

The statements contained in the section titled Management’s Plan of Operation, with the exception of historical facts, are forward looking statements within the meaning of Section 27A of the Securities Act. A safe-harbor provision may not be applicable to the forward looking statements made in this prospectus because of certain exclusions under Section 27A (b). Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

— our anticipated financial performance and business plan;

— the sufficiency of existing capital resources;

— our ability to raise additional capital to fund cash requirements for future operations;

— uncertainties related to the Company’s future business prospects;

— the ability of the Company to generate revenues to fund future operations;

— the volatility of the stock market and;

— general economic conditions.

We wish to caution readers that the Company’s operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated, including the factors set forth in the section entitled “Risk Factors” included elsewhere in this report. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this report, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other that is required by law.

Critical Accounting Policies

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. In general, management's estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Stock-Based Compensation

We adopted SFAS No. 123(R), on January 1, 2006 using the modified prospective method, which required all share-based payments to employees, including stock options, to be expensed based on their fair value over the required award service period. We use the straight line method to recognize compensation expense related to share-based payments. In prior years, we followed Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” in accounting for stock option awards to employees, which required recording share-based compensation expense for awards that were issued at exercise prices less than fair value at the date of grant. For our non-employees, share-based expense is recorded in accordance with Emerging Issues Task Force No.  96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquisition, or in Conjunction with Selling, Goods or Services.”

Recent Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

Going Concern

Due to the uncertainty of our ability to meet our current operating expenses and the capital expenses noted above, in their report on the annual financial statements as of December 31, 2006, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent registered public accounting firm.

The Company’s ability to continue as a going concern is subject to the ability of the Company to realize a profit and/or obtain funding from outside sources. Management’s plan to address the Company’s ability to continue as a going concern includes: (1) obtaining funding from related party advances and private placement sources; (2) obtaining additional funding from the sale of the Company’s securities; (3) establishing revenues from prospective business opportunities; (4) obtaining loans and grants from various financial institutions where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Item 3.                      DESCRIPTION OF PROPERTY

We maintain our offices at 100 Jericho Quadrangle, Suite 335, Jericho, New York 11753.   The Telephone Number is 516-939-9400. The Registrant occupies space with Deer Creek Fund, LLC.  The Registrant is not a signatory on the lease and would be considered a month-to-month tenant.  It currently does not pay rent on this space.  The space is currently sufficient for our needs because we have no business operations.

Item 4.	SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

At September 13, 2007, there were 15,276,411 shares of our common stock issued and outstanding. The following table sets forth certain information concerning the beneficial ownership of the Common Stock, (i) by each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock; (ii) by each director; (iii) by each executive officer; and (iv) by all executive officers and directors as a group.  Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership Common(1)	Percent of Class Common

Deer Creek Capital LP	13,530,600 (3)	88.57%
RPM Trading LLC	1,537,400	10.06%
Dan Kelly*	-0-
James Altucher*	-0-
Terrence Tecco*	125,000(2)	0.81%**
All officers and directors
as a group		0.81%**
(*)           Director
(**)           Less than 1%

(1)
Beneficial ownership of the Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

(2)	These shares are registered in the name of the Tecco Family Trust. Terrence Tecco is the grantor and is a Trustee of the Tecco Family Trust.
(3)	Colm Wrynn and Marc Sharinn, both former officers and Directors of the Company, are managing members of D.C. Fund Management, LLC., the general partner of Deer Creek Capital, L.P.

Item 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Effective September 13, 2007, the Officers and Directors of the Registrant are as follows:

Name	Age	Position	Appointed
James Altucher	39	Chairman, President	May 2007
Dan Kelly	32	Director and CFO	May 2007
Terry Tecco	54	Director	December 2006

All directors will hold office until the next annual stockholder’s meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification.  Vacancies on the board will be filled by a majority vote of the remaining directors.  Officers of the Company serve at the discretion of the Board of Directors.

James Altucher, Chairman and President

Mr. Altucher graduated from Cornell University with a B.A. in computer science and pursued graduate work in computer science at
Carnegie Mellon University.  Mr. Altucher is currently a managing member of Formula Capital Management, LLC, the general partner of Formula Capital, L.P.  Prior to forming Formula Capital, LLC, Mr. Altucher was the managing partner First Angel Capital, a $30M family of hedge funds and fund of funds.  Mr. Altucher previously acted as CEO/Director of Vaultus, a wireless date solutions provider for Fortune 50 companies.  During the same time, he was a partner in (212) Ventures, a New York based venture capital firm funded by Investcorp.  Prior to Vaultus, Mr. Altucher founded Reset,Inc. an Internet technology firm which was ultimately sold to Xceed, Inc.  Since 2002, Mr. Altucher has also been a columnist for TheStreet.com, Steet Insight, Street View, and most recently, Real Money.  Mr. Altucher, who has appeared regularly on CNBC, recently authored “Trade Like A Hedge Fund” (Wiley 2005), “TradeLike Warren Buffet” (Wiley 2005), and $superCash (2006).  He is also a US-ranked chess master.

Dan Kelly - Director and Chief Financial Officer

Mr. Kelly is a managing member of Formula Capital Management, LLC, the general partner of Formula Capital, L.P.  Mr. Kelly graduated Magna Cum Laude from Georgetown University with a B.S. in Finance.  Prior to foring Formula Capital, LLC, Mr. Kelly had been a partner at First Angel Capital, a $30M family of hedge funds and fund of funds.  Previously, Mr. Kelly was a Principal with (212) Ventures, a New York based venture capital funded by Investcorp where he focused primarily on analyzing emerging companies.  Prior to (212) Ventures, Mr. Kelly was an Associate with Bruckmann, Rosser, Sherill & Co., a $1.2B private equity firm specializing in management buyouts and recapitalizations of high quality, middle market companies.  Mr. Kelly began his career as an Analysst with Credit Suisse First Boston in its leveraged Finance Group, where he primarily focused on analyzing and executing various financing alternatives, including debt, equity and hybrid securities for leveraged buyouts, equity offerings and principal investments across several industries.

Marc Sharinn previously served as our President and as a Director.  Marc Sharinn is also a Member Manager of RPM Trading, LLC.  Additionally, Marc Sharinn, is a Managing Member of D.C. Fund Management, LLC., the general partner of our principal shareholder, Deer Creek Capital, L.P. Effective May 2007,  Mr. Sharinn resigned from both positions, which resignation was accepted by the Board.

Colm Wrynn previously served as our Chief Executive Officer and as a Director.  Colm Wrynn is also a Member Manager of RPM Trading, LLC.  Additionally, colm Wrynn is a Managing Member of D.C. Fund Management, LLC., the general partner of our principal shareholder, Deer Creek Capital, L.P.  Effective May 2007, Mr. Wrynn resigned from both positions, which resignation was accepted by the Board.

Board of Directors Committees

The board of directors has not established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee’s responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company would be required to establish an audit committee.

Code of Ethics

The Company is reviewing a proposed Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The proposed Code of Ethics will  apply  to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions.

Item 6.	EXECUTIVE COMPENSATION

Cash Compensation

We did not pay any compensation to our to our Officers during fiscal years 2005 or 2006 or for the six months ending June 30, 2007.

Compensation of Directors

We did not pay any compensation to our Directors during fiscal years 2005 or 2006 or for the six months ending June 30, 2007.

Employment Agreements and Termination of Employment and Change-in-Control Arrangements

We have not entered into employment contracts, compensation plans or other arrangements, including payments to be received from the Company, with any of our Directors or Officers with would in any way result in payments to any such person by reason of his or her resignation, retirement or other termination of employment with the Company, any change of control of the Company, or a change in the person’s responsibilities following any change of control of the Company.

Item 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 26, 2005, Terrence Tecco, one of our current Directors, entered into a letter of intent with the Company whereby he agreed to acquire such amount of the Company’s common stock as would equal 51% of the common shares issued and outstanding following such issuance in exchange for consideration of $190,000.  That transaction was never consummated as set forth in the Letter of Intent.

On November 18, 2005, The Company entered into an Acquisition Agreement with Terry Tecco and RPM Trading, LLC, whereby Tecco assigned all of his right, title and interest in and to the Letter of Intent to RPM and agreed to pay the Company the sum of $190,000, payable in three installments pursuant to a certain promissory note executed by Tecco.  The Company agreed to amend its Articles of Incorporation to increase its authorized shares of common stock to 100,000,000 shares and also agreed to issue 5,100,000 shares to RPM.  RPM agreed to be responsible for the cost of the Company’s auditor fees, transfer agent fees, Edgar and/or SEC filing fees, all registered agent fees and all fees necessary to reinstate the Company’s Corporate Charter, all in exchange for 75,000 shares.  Pursuant to the Acquisition Agreement, Tecco agreed to indemnify and hold harmless RPM from any Losses arising from, among other things, any breach or inaccuracy of the representations or warrantees made by the Company in the agreement.  The Agreement also provided for the resignation of the individuals then serving as the Company’s Officers and Directors.  Additionally, the Agreement provided for Mary Seymour, an attorney who previously rendered services to the Company, to receive 50,000 post reverse-split shares of the Company’s common stock in payment of those legal services.

By letter dated as of February 15, 2006, Mary Seymour agreed to (i) reduce the amount due from Terrence Tecco by $5,000; and (ii) reduce the number of post reverse-split common shares she was to receive from 50,000 shares to 33,333 shares.   The reductions were agreed to as part of an agreement settling an outstanding judgment against the Company held by A & B Sales Unlimited, Inc.  That judgment has been settled and removed of record.

By agreement dated effective March 16, 2006, (“the “Settlement Agreement”),by and between the Company , A & B Sales Unlimited, Inc. (“A&B”), Richard Abrams (“Abrams”), RPM Trading, LLC (“RPM”), and Terry Tecco (“Tecco”), A&B and Abrams agreed to settle an outstanding judgment that they had previously obtained against the Company, on the following terms and conditions: (i) the Company agreed to pay Abrams the sum of $5,000 of on or before April 15, 2006; (ii) Tecco agreed to pay Abrams’ and A&S’ attorneys the sum of $2,500 in legal fees on or before April 15, 2006; (iii) the Company agreed to issue Abrams 16,667 post-reverse split shares of common stock, which shares are to have the same rights and privileges as the 5,100,000 shares of common stock issued to RPM pursuant to the November 18, 2005 Acquisition Agreement (or such number of shares as are necessary to provide Abrams with 10.19% of the Company’s non-RPM owned shares immediately following the reverse-split.  The company, RPM and Tecco agreed, jointly and severally, to indemnify and hold harmless Abrams and A&S from claims, expenses and suits resulting or arising from the Settlement Agreement.  RPM agreed to hold the original judgment satisfaction in escrow until the closing of the Company’s sale or merger, which must be completed within 5 years of the date of the Settlement Agreement.  In the event that the Company is not sold or merged within said 5 year period, then RPM is to return the Satisfaction to Abrams’ attorneys and Abrams’ and A&S’s obligation to issue same pursuant to the Settlement Agreement shall be deemed null and void.

By Consulting Agreement dated November 16, 2006, the Company retained Deer Creek Capital, L.P., a New York limited partnership to provide general business consulting services, including, but not limited to issues relating to advising the Company on reverse mergers, corporate structures, transaction structuring, introducing the Company to potential analysts, introductions to the financial community, introductions to public relations/investor relations firms, management, law firms, accounting firms, corporate finance, investment bankers, and stock exchanges.  In addition to the consideration referred to above, the Company agreed to pay Deer Creek the reasonable value attributable to all direct and indirect introductions, including, but not limited to, finders fees.  The Consulting Agreement also provides that, pursuant to a Piggy Back Registration Rights Agreement attached thereto as Exhibit A, Deer Creek shall have  piggy-back registration rights in the event that the Company registers securities using form S-3, or any successor thereto.  Colm Wrynn and Marc Sharinn, both former officers and Directors of the Company, are managing members of D.C. Fund Management, LLC., the general partner of Deer Creek Capital, L.P.

Item 8.	DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value per share. There are currently 15,276,411 shares of common stock outstanding held by approximately 244 persons as of September 13, 2007.  Of the 15,276,411shares outstanding, 15,068,000 shares are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	do not have cumulative voting rights.

We refer you to our Articles of Incorporation, bylaws and the applicable statutes of the state of Florida for a more complete description of the rights and liabilities of holders of our securities. All material terms of our common stock have been addressed in this section.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Preferred Stock

In 1984 we authorized the issuance of up to 200,000 shares of Preferred Stock, par value $2.50 per share (the “Preferred Stock”).  All 200,000 shares were subsequently issued and, as described below, were converted into shares of our common stock and were extinguished.  No shares of Preferred Stock remain to be issued and none are presently outstanding.

Our Preferred Stock did not have voting rights, but was entitled to receive dividends at the rate of fourteen (14%) percent per annum from the date of issuance, which dividends were payable before any dividends could be paid to holders of our common stock.  In the event of our liquidation, the holders of our Preferred Stock were entitled to the return of the par value of the stock held, plus the accrued but unpaid dividends before any amounts become available to the holders of our common stock.

Our Preferred Stock was convertible into shares of our common stock on a one for three basis prior to September 1, 1989 and upon such conversion , was extinguished and could not be reissued.  All 200,000 shares of our Preferred Stock were thusly converted and extinguished.

Anti-takeover provisions

There are no anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock Transfer Agent

Our stock transfer agent is Continental Stock Transfer & Trust Company. Its telephone number is (212) 509-5150.

General.

There are no other securities authorized in our articles of incorporation.

PART II

Item 1.	MARKET FOR REGISTRANT’S SECURITIES AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the over-the-counter Pink Sheets, LLC electronic quotation service under the symbol BBGP.  The market for our common stock on the Pink Sheets is limited, sporadic and highly volatile.  BBGP common stock is not traded on a regular basis and the trading volume is generally zero.  The Company does not expect trading volume to increase significantly unless and until the Company announces that it has entered into a material agreement to acquire an operating business.

We intend to become a full reporting company so that our common stock can be traded on the over-the-counter Bulletin Board operated by the National Association of Securities Dealers, Inc. (the “OTCBB”).

There are no quotations from the OTCBB for the company’s common stock during the last two years.

Holders

As of September 13, 2007, the Company has approximately 244 holders of record of its Common Stock.

Dividends

The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

Reverse Split of Our Common Stock

The Company declared a 1 for 150 reverse split that was effective as of November 10, 2006.

Section 15(g) of the Securities Exchange Act of 1934

Our company’s shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser’s written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as “bid” and “offer” quotes, a dealers “spread” and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Securities Authorized For Issuance under Equity Compensation Plans

We have no equity compensation plans.

Item 2.	LEGAL PROCEEDINGS

We are not a party to any pending or active legal proceeding.

Item 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

Item 4.	RECENT SALES OF UNREGISTERED SECURITIES:

During the period January 1 through September 13, 2007, the Company has not issued any common stock.

During November 2006 and pursuant to a Consulting Agreement dated November 17, 2006, the Company issued 13,530,600 shares of its common stock to Deer Creek Capital, L.P., valued at $1,353,060, for services rendered and to be rendered, and additional 1,503,400 shares, valued at $150,340, to R.P.M. Trading Corp. for services rendered and to be rendered.

During 2006, the Company issued 33,333 shares of its common stock to Mary Seymour, valued at $3,333, for legal services.

During 2006, the Company issued 125,000 shares of its common stock, valued at $12,500, to the Tecco Family Trust for consulting services rendered and to be rendered by Terrence Tecco.

Item 5.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

We do not have any provisions in our Articles of Incorporation or Bylaws to indemnify our officers or directors.

We have no directors and officers’ liability insurance at this time. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent where indemnification would be required or permitted.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Delaware law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PART Financial Statements

Periods Ending June 2007 and June 2006

Balance Sheet (unaudited)	17

Statements of Expenses (unaudited)	18

Statements of Cash Flows (unaudited)	19

Notes to Financial Statements (unaudited)	20

BEAUTY BRANDS GROUP, INC.
BALANCE SHEET
(unaudited)

June 30,
2007

ASSETS

Total assets	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$-

Total current liabilities	-

Stockholders’ equity:
Common stock, $.10 par value, 100,000,000 shares authorized;	1,527,641
15,276,411 share issued and outstanding
Additional paid in capital	1,738,335
Accumulated deficit	(3,265,976)

Total stockholders’ equity	-

Total liabilities and stockholders’ equity	$-

BEAUTY BRANDS GROUP, INC.

STATEMENTS OF EXPENSES
(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006
General and administrative expenses
Compensation expense	$-	$-	$-	$1,667
Professional Fees	-	-	1,250	-

Net loss	$-	$-	$(1,250)	$(1,667)

Basic and diluted net loss per common share	$(0.0)	$(0.0)	$(0.0)	$(.05)

Weighted Average Number Of Common Shares Outstanding	15,276,641	33,321	15,276,641	33,321

BEAUTY BRANDS GROUP, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended
	June 30
	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,250)	$(1,667)
Stock issued for services	-	1,667
Changes in operating liabilities:
Accounts payable	(13,415)	-
Net cash used in operating activities	(14,665)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	14,665	-

Increase in Cash	-	-

Cash, Beginning of Period	-	-

Cash, End of Period	$-	$-

Supplemental Disclosure of Cash Flow Information:

Interest paid	$-	$-
Income taxes paid	-	-

BEAUTY BRANDS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Beauty Brands Group, Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Beauty Brand’s Annual Report filed with the SEC on Form 10-SB.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the financial statements which substantially duplicate the disclosure contained in the audited financial statements for fiscal 2006 as reported in the Form 10-SB have been omitted.

NOTE 2 – GOING CONCERN

Beauty Brands has no assets and operations as of June 30, 2007.  These conditions raise substantial doubt as to Beauty Brands’ ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if Beauty Brands is unable to continue as a going concern. Management is trying to raise additional capital through sales of common stock as well as seeking viable candidates to purchase the Company.

BEAUTY BRANDS GROUP, INC.
Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beauty Brands Group, Inc.
Jericho, New York

We have audited the accompanying balance sheet of Beauty Brands Group, Inc. as of December 31, 2006 and the related statements of expenses, changes in stockholders’ deficit and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of Beauty Brands’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beauty Brands as of December 31, 2006 and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Beauty Brands will continue as a going concern.  As discussed in Note 3 to the financial statements, Beauty Brands suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters also are described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas
July 31, 2007

BEAUTY BRANDS GROUP, INC.
BALANCE SHEET

December 31,
2006

ASSETS

Total assets	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$13,415

Total current liabilities	13,415

Stockholders’ deficit:
Common stock, $.10 par value, 100,000,000 shares authorized;
15,276,411 share issued and outstanding	1,527,641
Additional paid in capital	1,723,670
Accumulated deficit	(3,264,726)

Total stockholders’ deficit	(13,415)

Total liabilities and stockholders’ deficit	$-

See summary of accounting policies and notes to financial statements.

BEAUTY BRANDS GROUP, INC.

STATEMENTS OF EXPENSES

	Year Ended	Year ended
	December 31, 2006	December 31, 2005

Operating expenses:
Compensation expense	$1,520,900	$-
Other selling, general and administrative	19,703	47,500

Net loss	$(1,540,603)	$(47,500)

Basic and diluted net loss per common share	$(1.82)	$(1.43)

Weighted Average Number Of Common Shares Outstanding	845,702	33,321

See summary of accounting policies and notes to financial statements.

 BEAUTY BRANDS GROUP, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,540,603)	$(47,500)

Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of common stock for services	1,520,900	-
Changes in operating liabilities:
Accounts payable	5,915	7,500
Net cash used in operating activities	(13,788)	(40,000)

CASH FLOWS FROM FINANCING ACTIVITES:

Capital contribution	13,788	40,000
Net cash provided by financing activities	13,788	40,000

Increase in Cash	-	-

Cash, Beginning of Period	-	-

Cash, End of Period	$-	$-

Supplemental Disclosure of Cash Flow Information:

Interest paid	$-	$-
Income taxes paid	-	-

See summary of accounting policies and notes to financial statements.

BEAUTY BRANDS GROUP, INC.

 STATEMENT OF STOCKHOLDERS’ DEFICIT

			ADDITIONAL		TOTAL
	COMMON STOCK		PAID IN	ACCUMULATED	STOCKHOLDERS’
	SHARES	AMOUNT	CAPITAL	DEFICIT	DEFICIT

Balance, December 31, 2004	33,411	$3,341	$1,673,282	$(1,676,623)	$-

Capital contribution	-	-	40,000	-	40,000

Net loss	-	-	-	(47,500)	(47,500)

Balance, December 31, 2005	33,411	3,341	1,713,282	(1,724,123)	(7,500)

Issuance of common stock to prior controlling shareholder	34,000	3,400	186,600	-	190,000

Issuance of cash to prior controlling shareholder	-	-	(190,000)	-	(190,000)

Capital contribution	-	-	13,788	-	13,788

Common stock issued for services	15,209,000	1,520,900	-	-	1,520,900

Net loss	-	-	-	(1,540,603)	(1,540,603)

Balance, December 31, 2006	15,276,411	$1,527,641	$1,723,670	$(3,264,726)	$(13,415)

See summary of accounting policies and notes to financial statement

BEAUTY BRANDS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beauty Brands Group, Inc. is a holding company that was incorporated in Florida in 1984. It began operations as Chemair and later changed its name to Beauty Brands Group, Inc.  The company ceased all operations in 1993 and is currently seeking candidates to acquire its stock or to complete a merger.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  While it is believed that such estimates are reasonable, actual results could differ significantly from those estimates.

Cash and Cash Equivalents.  Beauty Brands considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition.  Beauty Brands has no revenues.

Income taxes.   Beauty Brands recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  BBGP provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted net loss per share.  The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities.  For the years ended December 31, 2006 and 2005, there were no potential dilutive securities.

Stock based compensation.  Beauty Brands adopted SFAS No. 123(R), on January 1, 2006 using the modified prospective method. SFAS 123(R) requires all share-based payments to employees, including stock options, to be expensed based on their fair value over the required award service period. Beauty Brands uses the straight line method to recognize compensation expense related to share-based payments. In prior years, Beauty Brands followed Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option awards to employees, which required recording share-based compensation expense for awards that were issued at exercise prices less than fair value at the date of grant. For Beauty Brand’s non-employees, share-based expense is recorded in accordance with Emerging Issues Task Force No.  96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquisition, or in Conjunction with Selling, Goods or Services.”

Recently issued accounting pronouncements.  Beauty Brands does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Beauty Brand’s results of operations, financial position or cash flow.

NOTE 2 – GOING CONCERN

Beauty Brands incurred net losses of $1,540,603 and $47,500 and negative cash flows from operations of $13,788 and $40,000 in fiscal years 2006 and 2005, respectively.  These conditions raise substantial doubt as to Beauty Brands’ ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if Beauty Brands is unable to continue as a going concern. Management is trying to raise additional capital through sales of common stock as well as seeking viable candidates to purchase the Company.

NOTE 3 – STOCKHOLDERS’ DEFICIT

On October 4, 2006, Beauty Brands adopted a 1-for-150 reverse stock split effective November 10, 2006 and reduced the number of shares outstanding from 10,098,139 to approximately 67,411.  All share and per share amounts have been retroactively restated to reflect the split as if it occurred on the first day of the first period presented.

During 2006, Beauty Brands issued 34,000 common shares under a stock acquisition agreement dated January 31, 2006.  The transaction resulted in a change in control.  The shares were issued for $190,000 of cash and notes payable paid directly to Beauty Brand’s current majority shareholder.  The transaction is accounted for as if Beauty Brands received the consideration and distributed it to the majority shareholder.

$13,788 and $40,000 in expenses were paid in 2006 and 2005, respectively, on behalf of Beauty Brands by the shareholders and is reflected as a capital contribution and an expense for Beauty Brands.

During 2006, Beauty Brands issued 15,209,000 shares of common stock valued at $1,520,900 for the following:

·	13,530,600 shares valued at $1,353,060 to a related party for consulting services
·	1,503,400 shares valued at $150,340 to a related party for consulting services
·	125,000 shares valued at $12,500 to a related party for consulting services
·	33,333 shares valued at $3,333 to a third party for legal services
·	16,667 shares valued at $1,667 to a third party for settlement expense (see note 5)

NOTE 4 – RELATED PARTY TRANSACTIONS

As Beauty Brands is operating as a holding company, they are not generating revenues.  Expenses incurred by Beauty Brands are related to professional fees such as accounting and legal fees.  These expenses are paid by a majority shareholder and contributed to capital.

NOTE 5 – COMMITMENTS

Beauty Brands principal office is in the office of Beauty Brands president pursuant to a verbal agreement on a rent-free month-to-month basis.

On September 17, 1992, Beauty Brands was ordered to pay $257,925.65 to A&B Sales Unlimited, Inc. and Richard Abrams  In 2006 Beauty Brands executed a settlement agreement with Abrams and A&B Sales Unlimited, Inc.  Beauty Brands agreed to pay cash of $5,000 and issue 16,667 shares to Abrams.  The settlement disposed of the balance of the original amount so long as Beauty Brands sells or completes a merger within 5 years from the settlement date.  If a sale or merger has not been completed within 5 years, the original judgment is enforced.  Management evaluated this contingency and estimates Beauty Brands will not be required to pay any additional amounts.

NOTE 6 - INCOME TAXES

Beauty Brands uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.   During fiscal 2006 and 2005, Beauty Brands incurred net losses and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $1,700,000 at December 31, 2006, and will expire in the years through 2026.  Due to the change in control, section 382 of the Internal Revenue Code limits Beauty Brand’s use of the net operating losses.

At December 31, 2006, deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$590,000
Less: valuation allowance	(590,000)

Net deferred tax asset	$0

PART III

Item 1.                    INDEX TO EXHIBITS

Exhibit No.	Document Description
3.1	Articles of Incorporation
4.1	Settlement Agreement

ITEM 2.                  DESCRIPTION OF EXHIBITS

See Item 1 above.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form 10-SB Registration Statement and has duly caused this Form 10-SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this 13th day of August, 2007.

BEAUTY BRANDS GROUP, INC.
By: /s/ Dan Kelly
Dan Kelly, Chief Financial Officer and Director